

Mail Stop 3010

March 4, 2010

Mr. Jerry Pascucci
President & Director
Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re:** **Smith Barney Westport Futures Fund L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-24111**

Dear Mr. Pascucci:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Capital Resources, page 22

1. We have reviewed your response to comment 8 of our letter dated September 17, 2009; however, we continue to believe that additional disclosure would be appropriate. Please revise future filings to include a brief description of how you fund redemptions, similar to the description provided in your response.

Results of Operations, page 23

2.   We note your response to prior comment 9 and the proposed language in
        Appendix C to your response letter. Please confirm that in future filings you will
        discuss the reasons why CGM pays interest on 80% of your average daily equity
        maintained in cash in your brokerage account. In addition, please disclose and
        quantify the remaining 20% of the interest that was retained by CGM and explain
        the purpose of such amount retained by CGM.

3.   We note your response to prior comment 10. We continue to believe that a
        description of changes in interest income is relevant to the discussion of changes
        in your net asset value for each period presented. Please revise future filings to
        clarify how an increase or decrease in interest earned by the partnership will
        affect the net asset value of the partnership. In addition, please describe period to
        period changes in interest income.

Part III, page 32

Item 10. Directors, Executive Officers and Corporate Governance, page 32

4.   We note your response to prior comment 12. Rule 405 defines the term executive
        officer, when used with reference to a registrant, to include any person who
        performs policy making functions for the registrant. It appears that the executive
        officers of your general partner perform policy making functions for the registrant
        and therefore should be considered executive officers of the registrant. Please
        revise future filings to include the Item 401 information for these persons, as
        previously requested, or provide further analysis of why you believe it is
        appropriate to omit this disclosure.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551 - 3473 or the undersigned at (202) 551–3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief